PROMISSORY NOTE

$900,000.00	Morgantown, West Virginia
October 21, 2010

FOR VALUE RECEIVED, the undersigned Protea Biosciences, Inc., a Delaware corporation (the "Company") hereby promises to pay to the order of the West Virginia Economic Development Authority (the "WVEDA") the sum of Nine Hundred Thousand and 00/100 Dollars ($900,000.00), with interest at the rate of three and twenty-six one-hundredths percent (3.26%) per annum. The Company shall pay the sum with interest as set forth above, in lawful money of the United States, at the offices of the WVEDA, NorthGate Business Park, 160 Association Drive, Charleston, West Virginia 25311, or at such other place as the owner of this Note shall designate, as follows:

1.           On the 21st day of each calendar month for one hundred twenty (120) successive calendar months beginning on the 21st day of November, 2010, the Company shall pay the sum of $8,801.71 until October 21, 2020, when the entire unpaid principal balance, together with the interest accrued thereon at the rate aforesaid, shall be paid in full. Said payments shall be applied first to the payment of said interest on the unpaid balance and the balance to the payment of said principal.

2.           This Note is the one described in that certain Loan Agreement and that certain Security Agreement, each of even date herewith by and between the WVEDA and the Company. If default shall be made in the payment of any installments of this Note or any part thereof, when due, and if such default shall continue for a period of thirty (30) days after the same has become due, or if there shall be a breach at any time of any covenant, condition, provision, warranty, stipulation or agreement contained in said Loan Agreement or Security Agreement and such breach shall continue for a period of thirty (30) days after notice thereof has been given to the Company, or upon the occurrence of any of the events described in D.1. of the Loan Agreement, then in any such event the entire principal balance hereof, with interest thereon then accrued, shall at once be and become due, payable and demandable, without notice, at the option of the holder hereof. Failure at any time on the part of the holder hereof to exercise such option shall not constitute a waiver of the right to exercise the same in the event of a subsequent similar default.

3263905.1
Promissory Note - 2010

3.            The undersigned shall have the right at any time, without notice, premium or penalty, to anticipate payment of all or any part of this Note, but any such partial payment shall not operate to postpone payment as and when due of the regular installments due on this Note.

4.            The undersigned expressly waives presentment for and demand of payment and notice of the nonpayment of any installment of principal or interest falling due under this Note, and also waives protest of same upon default in the payment of such installment.

PROTEA BIOSCIENCES, INC.

By:	/s/ Stephen Turner
	Its:	President

3263905.1
Promissory Note - 2010